UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F: ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile, March 3, 2021 – Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) announced today that the Board agreed to amend the general policy on customary transactions with related parties that was previously adopted at its meeting held on November 21, 2018 and approve an amended and restated version of the policy, which is transcribed below:

SOCIEDAD QUÍMICA Y MINERA DE CHILE S.A.

policy on CUSTOMARY TRANSACTIONS with related parties

Pursuant to the provisions of Chilean Corporations Law No. 18,046 (the “Corporations Law”), Sociedad Química y Minera de Chile S.A. (the “Company”) may enter into transactions with related parties without complying with the requirements and procedures described in paragraphs 1) to 7) of Article 147 of the Corporations Law, inter alia, in the case of operations carried out under a general policy on customary transaction with related parties established by the Company’s Board of Directors (the “Board”). All in all, said operations must always have the objective of contributing to the social interest and reflect the price, terms and conditions to those prevailing in the market at the time of their approval.

On March 3, 2021, the Board agreed to amend the general policy on customary transaction with related parties that was previously adopted at its meeting held on November 21, 2018 and agreed to approve an amended and restated version of the latter, which is transcribed below:

1.	Customary transactions include the following operations between the Company and Soquimich Comercial S.A., Ajay SQM Chile S.A., Ajay North America, Ajay Europe SARL, SQM Vitas Fzco, SQM Vitas Holland, SQM Vitas Brasil Agroindustria, SQM Vitas Perú S.A.C., Abu Dhabi Fertilizer Industries WWL, Plantacote NV y Pavoni & C. SpA:

(a)	The sale, marketing, distribution and supply in any way by the aforementioned subsidiaries and associates, of raw materials, by-products and extracted products, manufactured or marketed by the Company;

(b)	The contracting by the aforementioned subsidiaries and associates and the provision of advisory services by the Company in matters related to the activities referred to in the preceding letter (a);

(c)	The hiring by the aforementioned subsidiaries and associates and the granting of advisory services in financial, accounting, administrative, tax, legal, infrastructure, advertising services, computer services, management services, insurance, services of selection, hiring and training of personnel, and, in general, the hiring of any back office service by the Company, and;

(d)	The performance of operations destined to the financing of the working capital of the aforementioned subsidiaries and associated companies for amounts that do not exceed US$5 million in a period of 12 consecutive months considering said subsidiaries as a whole by the Company.

2.	Customary transactions include the following operations between the Company and Covalent Lithium Pty Ltd.: the contracting with and provision by the Company of engineering, environmental and other specialties studies, for the study, development and construction of mining operations related to the Mt. Holland project, as well as all the consulting activities that are necessary to carry out such studies.

3.	The following operations with related parties that have the customary character, are of ordinary occurrence and necessary for the normal development of the corporate business, may be executed without the other requirements and procedures of article 147 of the Public Limited Companies Act:

(a)	Contracting Empresa Nacional de Telecomunicaciones S.A. and Entel PCS Telecomunicaciones S.A. telecommunications, computer and technology services in general, including the purchase, sale, lease and provision of equipment and goods necessary for the operation and maintenance of the contracted services, for amounts that do not exceed US$5 million in a period of 12 consecutive months, and

(b)	Carrying out any kind of financial operations and intermediation, purchase and sale of foreign currency and other usual financial treasury operations with Banco de Chile.

4.	Likewise, the Board unanimously agreed to adopt an authorization of general application that allows the Company to enter into the following operations: (i) those that do not have a relevant amount; and, (ii) those between entities in which the Company holds, directly or indirectly, at least 95% of its ownership, all without the need to fulfill the requirements and procedures established in numerals 1) to 7) of Article 147 of the Corporations Law. For purposes of determining what is understood by operations with related parties that are of a significant amount, the Board of Directors has defined that (a) in the case of directors and senior executives, as well as the related persons of each of the above and their spouses or relatives up to the first degree of consanguinity, and any entity controlled directly or indirectly by any of them, those operations of 3,000 UF or more in a period of 12 consecutive months will be considered as relevant amounts, and (b) for the rest of the possible counterparties, the relevant amount threshold will be determined in accordance with the terms of literal a) of article 147 of the Corporations Law.

The Board further agreed that this policy on customary transaction with related parties be (i) informed as material information (hecho esencial) to the Commission for the Financial Market, (ii) informed and distributed to each of the Vice Presidents and managers of the Company and the Subsidiaries, and (iii) immediately published on the Company’s website: www.sqm.com.

About SQM

SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets by:

•	Ensuring access to the best assets related to our current business lines by expanding our global presence;
•	Actively searching for attractive minerals allowing us diversification opportunities to replicate and expand our existing mining capacities;
•	Strengthening our operational, logistical and commercial excellence process from beginning to end, while looking to be a cost leader; and
•	Maintaining a conservative financial policy which allows us to successfully endure economic cycles that could impact the markets in which we sell.

We are a company built and managed by a culture based on excellence, safety, sustainability and integrity. We work every day to expand this culture through the attraction, retention and development of talent as well encouraging an inclusive and diverse work environment ensuring the unique knowledge and innovation needed to sustain our business. We strive for safe and accident-free operations by promoting conduct that favors the physical safety and psychological well-being of everyone who works directly and indirectly with the Company.

We position ourselves as leaders in sustainability and commit to a sustainable future where we constantly work to responsibly manage natural resources, protect human rights, care for the environment, form close and trusting relationships with our neighboring communities and create value. Within these communities, we support projects and activities with a focus on education, business development, and protection of the environment and historical heritage. We create value for our clients through established commercial models and the production and development of differentiated products that respond to their industry and market specific needs, constantly creating and providing a sustainable improvement in the quality of life. We will continue to create value for all of our stakeholders through responsible management of natural resources, sustainable expansion projects and improvement of our existing operations, with a focus on minimizing our environmental impacts by reducing our carbon, energy and water footprints and working together with our shareholders, employees, customers, suppliers and communities.

For further information, contact:

Gerardo Illanes 56-2-24252022 / gerardo.illanes@sqm.com

Kelly O’Brien 56-2-24252074 / kelly.obrien@sqm.com

Irina Axenova 56-2-24252280 / irina.axenova@sqm.com

For media inquiries, contact:

Maria Ignacia Lopez / ignacia.lopez@sqm.com

Pablo Pisani / pablo.pisani@sqm.com

Tamara Rebolledo / tamara.rebolledo@sqm.com (Northern Region)

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “plan,” “believe,” “estimate,” “expect,” “strategy,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, statements we make concerning the Company’s capital expenditures, financing sources, Sustainable Development Plan, business outlook, future economic performance, anticipated profitability, revenues, expenses, or other financial items, anticipated cost synergies and product or service line growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are estimates that reflect the best judgment of SQM management based on currently available information. Because forward-looking statements relate to the future, they involve a number of risks, uncertainties and other factors that are outside of our control and could cause actual results to differ materially from those stated in such statements, including our ability to successfully implement the Sustainable Development Plan. Therefore, you should not rely on any of these forward-looking statements. Readers are referred to the documents filed by SQM with the United States Securities and Exchange Commission, specifically the most recent annual report on Form 20-F, which identifies other important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to SQM on the date hereof and SQM assumes no obligation to update such statements, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: March 3, 2021	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

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